UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38878

So-Young International Inc.

Tower E, Ronsin Technology Center

Chaoyang District, Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Resignation of Chief Operating Officer

Mr. Rui Cai has resigned from his position as the chief operating officer of So-Young International Inc. (the “Company”), effective on May 16, 2023, due to personal reasons. Mr. Cai will assist the Company in achieving a smooth transition of his job responsibilities. The resignation of Mr. Cai does not result from any dispute or disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By	:	/s/ Hui Zhao
Name	:	Hui Zhao
Title	:	Chief Financial Officer

Date: May 16, 2023